UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. ___)*

ADMA Biologics, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

000899 104
(CUSIP Number)

Lloyd Appel
Aisling Capital
888 Seventh Avenue, 30th Floor
New York, NY 10106
(212) 651-6380
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 13, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 000899 104	SC 13D	Page 2 of 17

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Aisling Capital II, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,516,855
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,516,855
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,516,855
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 54.08% (1)
14	TYPE OF REPORTING PERSON PN

___________________________________

(1)
Based on 4,654,303 shares of the Issuer’s common stock issued and outstanding following the Merger (as defined below), as reported in the Issuer’s Current Report on Form 8-K filed with the Securities Exchange Commission (the “SEC”) on February 13, 2012.

CUSIP No. 000899 104	SC 13D	Page 3 of 17

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Aisling Capital Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,516,855
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,516,855
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,516,855
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 54.08% (1)
14	TYPE OF REPORTING PERSON PN

___________________________________

(1)
Based on 4,654,303 shares of the Issuer’s common stock issued and outstanding following the Merger (as defined below), as reported in the Issuer’s Current Report on Form 8-K filed with the SEC on February 13, 2012.

CUSIP No. 000899 104	SC 13D	Page 4 of 17

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Aisling Capital Partners LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,516,855
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,516,855
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,516,855
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 54.08% (1)
14	TYPE OF REPORTING PERSON OO

___________________________________

(1)
Based on 4,654,303  shares of the Issuer’s common stock issued and outstanding following the Merger (as defined below), as reported in the Issuer’s Current Report on Form 8-K filed with the SEC on February 13, 2012.

CUSIP No. 000899 104	SC 13D	Page 5 of 17

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Steve Elms
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,516,855
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,516,855
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,516,855
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 54.08% (1)
14	TYPE OF REPORTING PERSON IN

___________________________________

(1)
Based on 4,654,303 shares of the Issuer’s common stock issued and outstanding following the Merger (as defined below), as reported in the Issuer’s Current Report on Form 8-K filed with the SEC on February 13, 2012.

CUSIP No. 000899 104	SC 13D	Page 6 of 17

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Dennis Purcell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,516,855
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,516,855
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,516,855
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 54.08% (1)
14	TYPE OF REPORTING PERSON IN

___________________________________

(1)
Based on 4,654,303 shares of the Issuer’s common stock issued and outstanding following the Merger (as defined below), as reported in the Issuer’s Current Report on Form 8-K filed with the SEC on February 13, 2012.

CUSIP No. 000899 104	SC 13D	Page 7 of 17

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Andrew Schiff
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,516,855
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,516,855
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,516,855
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 54.08% (1)
14	TYPE OF REPORTING PERSON IN

___________________________________
(1)
Based on 4,654,303 shares of the Issuer’s common stock issued and outstanding following the Merger (as defined below), as reported in the Issuer’s Current Report on Form 8-K filed with the SEC on February 13, 2012.

CUSIP No. 000899 104	SC 13D	Page 8 of 17

Item 1.	Security and Issuer.

The security to which this statement relates is common stock, par value $0.0001 per share (the “Common Stock”).  The principal executive offices of ADMA Biologics, Inc. (the “Issuer”) are located at 65 Commerce Way, Hackensack, New Jersey 07601.

Item 2.	Identity and Background.

(a)           This Schedule 13D is being filed on behalf of the following persons (each, a “Reporting Person” and collectively, the “Reporting Persons”):

(i)	Aisling Capital II, LP (“Aisling”);

(ii)	Aisling Capital Partners, LP (“Aisling Partners”), the general partner of Aisling;

(iii)	Aisling Capital Partners LLC (“Aisling Partners GP”), the general partner of Aisling Partners;

(v)	Mr. Dennis Purcell, a managing member of Aisling Partners GP;

(vi)	Mr. Steve Elms, a managing member of Aisling Partners GP;

(vi)	Mr. Andrew Schiff, a managing member of Aisling Partners GP (together with Mr. Dennis Purcell and Mr. Steve Elms, the “Managers”).

(b)   The principal business address for each of the Reporting Persons is 888 Seventh Avenue, 30th Floor, New York, New York 10106.

(c)   Aisling was formed in order to engage in the acquiring, holding and disposing of investments in various companies.  Aisling Partners is the general partner of Aisling and was formed to act as the general partner of Aisling, to make investments through Aisling and to fulfill such other purposes as may be determined by Aisling from time to time.  Aisling Partners GP is the general partner of Aisling Partners and was formed to act as the general partner of Aisling Partners.  Dennis Purcell, Steve Elms and Andrew Schiff are the Managers of Aisling Partners GP.  Accordingly, pursuant to the regulations promulgated under Section 13(d) of the Securities Exchange Act of 1934, Aisling Partners, Aisling GP, Mr. Elms, Mr. Purcell and Mr. Schiff each may be deemed to be a beneficial owner of the Common Stock held for the account of Aisling.

(d)   None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

CUSIP No. 000899 104	SC 13D	Page 9 of 17

(e)           None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f)           Each of Aisling and Aisling Partners is a Delaware limited partnership.  Aisling Partners GP is a Delaware limited liability company.   Each of Steven Elms, Dennis Purcell and Andrew Schiff is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration.

On February 13, 2012, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) by and among the Issuer, ADMA Biologics, Inc., a privately-held Delaware corporation (“Former ADMA”), and ADMA Acquisition Sub, Inc., a Delaware corporation and wholly-owned subsidiary of the Issuer (“Acquisition Sub”).  Upon the closing of the merger transaction contemplated under the Merger Agreement (the “Merger”) on February 13, 2012, Acquisition Sub was merged with and into Former ADMA, and Former ADMA, as the surviving corporation in the Merger, became a wholly-owned subsidiary of the Issuer.  The Issuer’s corporate name was changed from R&R Acquisition VI, Inc. to ADMA Biologics, Inc. and the name of Former ADMA was changed to ADMA Plasma Biologics, Inc.

In connection with, and immediately prior to the closing of the Merger, Former ADMA completed a private placement (the “Private Placement”) of 1,828,128 shares of Former ADMA’s common stock at a price per share of $9.60 to accredited investors, for gross proceeds to Former ADMA of $17,550,029 pursuant to a securities purchase agreement”), dated February 13, 2012, by and between Form ADMA and each purchaser identified on the signature pages thereto, including Aisling (the “Securities Purchase Agreement”).    In lieu of repayment of senior secured promissory notes in the aggregate principal amount of $250,000 (plus $12,740 in accrued interest), the aggregate amount of unpaid principal and interest on the notes was invested by the holders of such notes in the Private Placement  in exchange for shares of Former ADMA’s common stock.

As of the date hereof, each of the Reporting Persons may be deemed to beneficially own 2,516,855 shares of Common Stock, which were exchanged for the same number of shares of common stock of Former ADMA (“Former ADMA Common Stock”) deemed to be beneficially owned by the

CUSIP No. 000899 104	SC 13D	Page 10 of 17

Reporting Persons at the completion of the Merger, after giving effect to a reverse stock split at a ratio of 1-for-6.8 by Former ADMA (“Reverse Split”) and the issuance of 458,334 shares of Former ADMA Common Stock in the Private Placement.  Prior to the Reverse Split, the remaining shares of Former ADMA Common Stock of the Reporting Persons consisted of (i) 360,917 shares of Former ADMA Common Stock, which were acquired in transactions prior to the execution of the Merger Agreement, (ii) 9,590,256  shares of Former ADMA Common Stock issued immediately prior to the Merger upon the conversion of 2,888,446 shares of Series A Preferred Stock of Former ADMA (“Former ADMA Preferred Stock”), after giving effect to cumulative anti-dilution adjustments and accrued dividends and (iii) 4,064,770 shares of Former ADMA Common Stock  issued immediately prior to the Merger upon the conversion of the same number of shares of Former ADMA Common Stock, which were issued in December 2011 upon the conversion of convertible notes of Former ADMA.

Item 4.	Purpose of Transaction.

The Reporting Persons expect to evaluate on an ongoing basis the Issuer’s financial condition and prospects and their interest in, and intentions with respect to, the Issuer and their investment in the securities of the Issuer, which review may be based on various factors, including the Issuer’s business and financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s securities in particular, as well as other developments and other investment opportunities, which, if effected, could result in, among other things, any of the matters identified in Items 4(a)−(j) of Schedule 13D.  Accordingly, the Reporting Persons reserve the right to change their intentions and develop plans or proposals at any time, as they deem appropriate.  In particular, the Reporting Persons may at any time and from time to time, (i) in the open market, in privately negotiated transactions or otherwise, acquire additional Common Stock or other securities of the Issuer, including acquisitions from affiliates of the Reporting Persons; (ii) dispose or transfer of all or a portion of the securities of the Issuer, including the Common Stock, that the Reporting Persons now own or may hereafter acquire to any person or entity, including dispositions to affiliates of the Reporting Persons; (iii) enter into derivative transactions with institutional counterparties with respect to the Issuer’s securities; (iv) cause or seek to cause the Issuer or any of its subsidiaries to acquire all or a portion of another person's assets or business, including acquisitions from affiliates of the Reporting Persons; (v) cause or seek to cause the Issuer or any of its subsidiaries to enter into one or more acquisitions, business combinations or

CUSIP No. 000899 104	SC 13D	Page 11 of 17

mergers or to sell, transfer or otherwise dispose of all or any portion of its assets or business to any person or entity, including acquisitions, business combinations, mergers, sales, transfers and other dispositions with or to affiliates of the Reporting Persons; (vi) restructure the Issuer’s or any of its subsidiaries’ capitalization, indebtedness or holding company arrangements; (vii) make personnel changes to the present management of the Issuer deemed necessary or desirable; (viii) change the identity of the directors of the Issuer; (ix) make or propose any other material change in the Issuer’s or any of its subsidiaries’ corporate structure or business; or (x) engage in communications with one or more stockholders, officers or directors of the Issuer and other persons regarding any of the matters described in clauses (i) through (ix) above.

Item 5.	Interest in Securities of the Issuer.

(a)  The aggregate percentage of shares of Common Stock reported as owned by each Reporting Person is based on 4,654,303 shares of the Issuer’s common stock issued and outstanding following the Merger, as reported in the Issuer’s Current Report on Form 8-K filed with the SEC on February 13, 2012. Based on calculations made in accordance with Rule 13d-3(d), each Reporting Person may be deemed to beneficially own 2,516,855 shares of Common Stock, constituting approximately 54.08% of the outstanding shares of Common Stock.

(b)      (i)     Each of Aisling, Aisling Partners and Aisling Partners GP may be deemed to have sole power to direct the voting and disposition of the 2,516,855 shares of Common Stock that may be deemed to be beneficially owned by the Reporting Persons.

(ii)   By virtue of the relationships between and among the Reporting Persons described in Item 2 of this Schedule 13D, each of the Messrs. Elms, Purcell and Schiff may be deemed to share the power to direct the voting and disposition of the 2,516,855 shares of Common Stock beneficially owned by the Reporting Persons.

(c)  On February 13, 2012,  Aisling acquired 2,516,855 shares of Common Stock, which were exchanged for the same number of shares of Former ADMA Common Stock deemed to be beneficially owned by the Reporting Persons at the completion of the Merger, after giving effect to the Reverse Split.

(d)  The partners of Aisling have the right to participate in the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock held for the account of Aisling in accordance with their ownership interests in Aisling.

(e)  Not applicable.

CUSIP No. 000899 104	SC 13D	Page 12 of 17

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On February 13, 2012, in connection with, and immediately prior to the closing of the Merger, Former ADMA completed the Private Placement of 1,828,128 shares of Former ADMA’s common stock at a price per share of $9.60 to accredited investors, including Aisling, for gross proceeds to Former ADMA of $17,550,029 pursuant to the Securities Purchase Agreement.   Pursuant to the terms of the Securities Purchase Agreement, for a period ending on the earlier to occur of (a) 18 months following February 13, 2012 or (b) such date that the Issuer has sold in one or more transactions (other than exempt issuances as defined in the agreement) securities having an aggregate purchase price of at least $5 million, if the Issuer sells any Common Stock or Common Stock equivalents for a price less than $9.60 (a “Dilutive Issuance”), each Private Placement investor, including Aisling, will be given the right to subscribe, for $0.01 per share, for such number of additional shares of Common Stock equal to (x) the total subscription amount paid by the investor in the Private Placement divided by the price per share of Common Stock paid (or payable per share of Common Stock in the case of Common Stock equivalents) by investors in connection with the Dilutive Issuance, less (y) the total number of shares of Common Stock purchased by such investor at the closing of the Private Placement and any such additional shares of Common Stock acquired under this right. The Issuer must use commercially reasonable efforts to complete a financing transaction pursuant to which it would sell Common Stock or Common Stock equivalents resulting in gross proceeds of at least $5 million within 18 months of the closing of the Private Placement (the “First Follow-On Financing”).  In the event the Issuer is unable to raise at least $5 million in the First Follow-On Financing, then Aisling will subscribe to purchase $2.0 million, which amount will decline proportionately if the Issuer raises more than $1 million in addition to the amounts contributed by Aisling.

Furthermore, pursuant to the terms of the Securities Purchase Agreement, with respect to any Lead Investor (as defined in the Issuer’s current report on Form 8-K filed with the SEC on February 13, 2012), including Aisling, until such time that such Lead Investor owns less than 50% of the shares of Common

CUSIP No. 000899 104	SC 13D	Page 13 of 17

Stock that it received in the Merger in exchange for the shares of common stock that it owned immediately following the closing of the Private Placement, if Former ADMA proposes to offer any shares of its equity securities, or securities or debentures exchangeable for or convertible into additional shares of its equity securities for the purpose of financing its business (other than shares issued to employees, directors and consultants in the form of stock or options, shares issued upon exercise, exchange or conversion of any securities issued in the Private Placement or outstanding as of February 13, 2012, shares issued pursuant to strategic agreements, shares offered to the public pursuant to an underwritten public offering, or other customary exclusions), Former ADMA will offer such Lead Investor the right to participate in any such offering on the same terms and conditions otherwise available to investors therein, to the extent of an amount at least equal to their beneficial ownership percentage at the time of such offer.  Under the terms of the Securities Purchase Agreement, the Company is obligated to cause securities to be delivered to non-affiliates without any restrictive legends if the resale of such securities has been registered, such securities have been sold pursuant to Rule 144 or, in certain circumstances, if such securities are eligible for sale under Rule 144.  If the Company fails to do so, it is obligated to pay to the investor, for each $1,000 of shares, $1 per trading day, increasing to $2 per trading day five trading days after such damages have begun to accrue, until unrestricted certificates are delivered.  In addition, if the Company fails to satisfy the current public information requirement under Rule 144(c), then the Company is obligated to pay to an investor, for any delay in or reduction of its ability to sell the securities, an amount equal to 1% of the aggregate subscription amount of such investor’s securities on the date of such current public information failure and on every 30th day thereafter (prorated for shorter periods) until the failure is cured or public information is no longer required for a Rule 144 sale.

In connection with the Private Placement and the Merger, the Issuer entered into a registration rights agreement (the “Registration Rights Agreement”), dated February 13, 2012, by and among the Issuer and each purchaser signatory thereto, including Aisling, and agreed to register on a registration statement (the “Investor Registration Statement”) the resale of the shares of Common Stock issued prior to the filing of the Investor Registration Statement, including 2,516,855  shares of Common Stock issued in the Merger and the Private Placement to Aisling.  The securities the resale of which is required to be registered on the Investor Registration Statement are referred to as the “Registrable Securities.”  To effect this registration, the Issuer is obligated to file the Investor Registration Statement with the SEC no later than March 29, 2012

CUSIP No. 000899 104	SC 13D	Page 14 of 17

and the Investor Registration Statement shall be declared effective by the SEC by August 11, 2012 (October 10, 2012  in case of a full review by the SEC).  If, among other events, the Investor Registration Statement is not filed within such 45-day period, is not declared effective by August 11, 2012 (October 10, 2012 in the case of a full review by the SEC), or ceases to remain effective for more than 10 consecutive trading days or any 15 trading days during any 12-month period, the Issuer is required to pay in cash to the investors in the Private Placement an amount per month equal to one percent of the investors’ subscription amount for Registrable Securities still held by the investors, until the Investor Registration Statement is filed, declared effective or continues to be effective (as the case may be).  This payment is subject to a maximum of (i) one percent of the investors’ subscription amount for Registrable Securities still held by the investors if the Issuer is diligently using its best efforts to have the Investor Registration Statement declared effective and the delays associated with the effectiveness of the Investor Registration Statement are the result of either continuing comments from or delays in reviewing by the SEC and (ii) ten percent of the investors’ subscription amount for Registrable Securities still held by the investors in all other cases.  If the SEC informs the Issuer that all of the securities required to be registered on the Investor Registration Statement cannot, as a result of the application of Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), be registered for resale as a secondary offering on a single registration statement, the Issuer will use its commercially reasonable efforts to file amendments to the Initial Registration Statement as required by the SEC, covering the maximum number of such securities permitted to be registered by the SEC.   In such case, the Issuer will not be required to make payments in cash to the investors in the Private Placement, including Aisling, with respect to securities exceeding such maximum number if the registration statement is not declared effective within the time periods listed above.  The Issuer agreed to make such filings as are necessary to keep the Investor Registration Statement effective until the date on which all of the Registrable Securities have been sold or are saleable pursuant to Rule 144 (or any successor thereto) under the Securities Act.  The Issuer is obligated to bear registration expenses (exclusive of transfer taxes, underwriters' discounts and commission) of all such registrations required.

On February 13, 2012, Aisling entered into a lock-up agreement with Rodman &Renshaw LLC in connection with the Private Placement in reference to a Placement Agency Agreement, dated February 13, 2012 by and between the Issuer and Rodman & Renshaw LLC, and agreed  that until August 11, 2012,  it will not offer, pledge, sell, contract to sell, grant any option or contract to purchase, purchase any option or

CUSIP No. 000899 104	SC 13D	Page 15 of 17

contract to sell, or otherwise dispose of, directly or indirectly, any shares of Common Stock or securities convertible into or exchangeable or exercisable for any shares of Common Stock, or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of Common Stock, whether any such transaction is to be settled by delivery of Common Stock or such other securities, in cash or otherwise.  Such restrictions do not apply, subject to certain conditions, to transactions relating to (i) bona fide gifts, (ii) shares of Common Stock acquired in the open market on or after the completion of the Merger, (iii) the transfer of shares of Common Stock to a family member or a trust for the benefit of the restricted party or a family member (including by will or intestacy) or (iv) a distribution to the partners, members or shareholders of the restricted party, provided that the recipient agrees in writing prior to such transfer to be bound by the foregoing restrictions.

From time to time, each of the Reporting Persons may lend portfolio securities to brokers, banks or other financial institutions.  These loans typically obligate the borrower to return the securities, or an equal amount of securities of the same class, to the lender and typically provide that the borrower is entitled to exercise voting rights and to retain dividends during the term of the loan.  From time to time, to the extent permitted by applicable laws, each of the Reporting Persons may borrow securities, including the Common Stock, for the purpose of effecting, and may effect, short sale transactions, and may purchase securities for the purpose of closing out short positions in such securities.

On February 22, 2012, each of the Reporting Persons entered into an agreement (the “Joint Filing Agreement”) in which the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law.  The Joint Filing Agreement is attached as an exhibit hereto and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1:	Joint Filing Agreement dated as of February 22, 2012, as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Exhibit 2:
Securities Purchase Agreement, dated February 13, 2012, by and among the Issuer and purchasers identified on the signature pages thereto, the form of which was filed and incorporated herein by reference to Exhibit 10.2 to the Issuer’s current report on Form 8-K, filed with the SEC on February 13, 2012.

Exhibit 3:
Registration Rights Agreement, dated February 13, 2012, by and among the Issuer and the holders of Common Stock issuable upon the Conversion, as well as holders of the Warrants, listed in Exhibit A thereto, the form of which was filed and incorporated herein by reference to Exhibit 10.3 to the Issuer’s current report on Form 8-K, filed with the SEC on February 13, 2012.

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Exhibit 4:	Lock-up Agreement, dated as of February 13, 2012, by and between Aisling and Rodman & Renshaw, LLC.

CUSIP No. 000899 104	SC 13D	Page 17 of 17

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 22, 2012

AISLING CAPITAL II, LP

By:	Aisling Capital Partners, LP General Partner

By:	Aisling Capital Partners LLC General Partner

	By:	/s/ Dennis Purcell
Name: Dennis Purcell
Title: Managing Member

AISLING CAPITAL PARTNERS, LP

By:	Aisling Capital Partners LLC General Partner

	By:	/s/ Dennis Purcell
Name: Dennis Purcell
Title: Managing Member

AISLING CAPITAL PARTNERS LLC

By:	/s/ Dennis Purcell
Name: Dennis Purcell
Title: Managing Member

/s/ Steve Elms
Steve Elms

/s/ Dennis Purcell
Dennis Purcell

/s/ Andrew Schiff
Andrew Schiff

Attention.  Intentional  misstatements  or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).